RICHEMONT




05008819


PROCESSING
RECEIVED
JUN 08 2005
198
SECTION
WASH., D.C.

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Security and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
United States of America

Geneva, 2 June 2005

Re: Compagnie Financière Richemont SA/Richemont S.A. (File No. 82 – 4102) – Rule 12g3 – 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont SA's (the Company's) exemption pursuant to Rule 12g3 – 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of the announcement in English announcing the sale of Hackett Limited to Torreal SA. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 715 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 207 519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms Katrina D. Buerkle, of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, NW., Washington D.C. 20005.

Very truly yours,

PROCESSED
JUN 13 2005
THOMSON
FINANCIAL

pp. Alan Grieve

Enclosures

cc: Mr Richard L Muglia
Ms Karen Shell

RICHEMONT

PRESS RELEASE FOR IMMEDIATE RELEASE

2 JUNE 2005

RICHEMONT SELLS HACKETT LIMITED TO TORREAL, S.A.

Richemont, the Swiss luxury goods group, announces that it has entered into an agreement with Torreal S.C.R., S.A., a leading Spanish investment company, for the sale of its wholly-owned subsidiary, Hackett Limited. The transaction will have no material impact on Richemont's balance sheet, cash flow or results for the year ending 31 March 2006.

Hackett offers a range of men's clothing and accessories with a unique, British flavour both through its own retail outlets and through wholesale distribution arrangements.

Richemont owns a portfolio of leading international brands including Cartier, Van Cleef & Arpels, Alfred Dunhill, Montblanc and Lancel as well as prestigious watch manufacturers Jaeger-LeCoultre, Piaget, Baume & Mercier, IWC, Vacheron Constantin, A. Lange & Söhne and Officine Panerai.

In addition to its luxury goods business, Richemont holds an 18.3 per cent interest in British American Tobacco.

The preliminary announcement of Richemont's results for its financial year ended 31 March 2005 will be released on Thursday, 9 June 2005. As such, no further comment will be made on the current transaction at this time.

COMPAGNIE FINANCIÈRE RICHEMONT SA
8 BOULEVARD JAMES-FAZY CH-1201 GENEVA SWITZERLAND
TELEPHONE +41 (0)22 715 3500 TELEFAX +41 (0)22 715 3550 WWW.RICHEMONT.COM